Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- 5064 Fax : (03) 3811- 2830

Jul 1, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

02042445

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to comfirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai

dlw 7/12

Hirokazu Kanai
Manager, Finance Group,
Finance & Accounting Division
Eisai Co., Ltd.

82-4015

NOTICE **July 1, 2002**

Listed Stock Name:	Eisai Co., Ltd.
Head Office Location:	4-6-10 Koishikawa Bunkyo-ku,Tokyo
President and CEO:	Mr. Haruo Naito
Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice of concerning Stock Options including the amount to be paid for the exercise of Stock Options

The amount to be paid for exercise of stock options based on the resolution by the Board of Directors Meeting held on June 27, 2002 has been determined today and the outline described as follows.

1. Issuing date of stock options: July 1, 2002
2. Type and number of shares to be used for stock options: 175,000 ordinary shares of the Company (one stock option is equivalent to 100 ordinary shares)
3. Number of stock options: 1,750 stock options
4. Amount to be paid for the exercise of stock options: For each Stock Option ¥316,500. (For each shares ¥3,165)
   The average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month during which the stock option is issued (with amounts of less than ¥1 rounded up to the nearest yen) is less than the closing price on the issuance date, the closing price on the issue date is determined to be the exercise price.
5. The total amount of ordinary shares to be issued or transferred by exercise of stock options: ¥553,875,000.
6. The amount to be incorporated into capital out of the issuance amount in the event of issuance of ordinary shares by exercising stock options: For each shares ¥1,583.

(Note)
1. Date of resolution by the Board of Directors for proposing such agenda to the General Shareholders' Meeting: May 14, 2002
2. Date of resolution by the General Shareholders' Meeting: June 27, 2002